Discover Financial Services

2500 Lake Cook Road

Riverwoods, Illinois 60015

(224) 405-0900

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

October 3, 2012

Re:	Discover Financial Services (the “Issuer”)

Registration Statement on Form S-4

(File No. 333-182442) (the “Registration Statement”)

Dear Ms. Hayes:

In registering the 5.200% Notes due 2022 (the “Exchange Notes”) to be received in exchange for the privately placed 5.200% Notes due 2022 (the “Old Notes”) pursuant to the exchange offer of Exchange Notes for Old Notes (the “Exchange Offer”), the Issuer is relying on the positions enunciated by the staff of the Securities and Exchange Commission in Exxon Capital Holdings Corporation (avail. May 13, 1988) (“Exxon”) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991), as interpreted in the Securities and Exchange Commission’s letter to Shearman & Sterling (avail. July 2, 1993).

The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (1) could not rely on the staff position enunciated in Exxon or interpretive letters of similar effect and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or 508, as applicable, of Regulation S-K, if the resales are of Exchange Notes obtained by such holder in exchange for Old Notes acquired by such holder directly from the Issuer.

Neither the Issuer nor any of its affiliates has entered into any arrangement or understanding with any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who will receive Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, to distribute the Exchange Notes to be received in the Exchange Offer.

The Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who received Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

Very truly yours,

DISCOVER FINANCIAL SERVICES

By:	/s/ D. Christopher Greene
	Name:	D. Christopher Greene
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

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